DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

46E

Heerlen (NL), 27 August 2008

DSM announces closure of its citric acid manufacturing plant in Wuxi (China)

Royal DSM N.V., the global Life Sciences and Materials Sciences Company headquartered in the Netherlands, today announces the closure of its citric acid manufacturing plant in Wuxi (China) by Q1 2009. The closure follows a request from the local government to relocate the plant from its current location as this location is needed for future urban developments. DSM will receive a compensation amount from the Wuxi government and does not expect to incur a book loss. A good social plan is being prepared for the several hundred people who will be affected by the closure.

The market for citric acid has been under substantial pressure for several years, mainly due to structural overcapacity in China. As the structural overcapacity is expected to remain, DSM has decided not to rebuild the capacity elsewhere but concentrate its production at the site in Tienen (Belgium), whose competitiveness has substantially improved lately due to restructuring and process optimizations.

DSM continues on the announced track for partnership and has finalized the carve-out of the citric acid business as announced in September 2007.

DSM is a large producer of citric acid. The product is used as flavoring in soft drinks, fruit juices, sweets, jams and jellies. It is also used as a binding agent in biodegradable detergents and in other applications such as antioxidant. Citrique Belge, the DSM citric acid site in Belgium, has been producing citric acid since 1929.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release. The English language version of the press release is leading.

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9/15

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

45E

Heerlen (NL), 27 August 2008

DSM invests in food ingredients developer Provexis plc

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announces that it has acquired an equity stake of 29.3% in Provexis plc, an AIM listed company that develops and licenses ingredients for the functional food, medical food and dietary supplement market. The investment makes DSM the largest shareholder of Provexis.

The investment is in line with DSM's strategy to further expand in ingredients for functional food and dietary supplements focusing on for example cardiovascular and digestive health, two areas also addressed by Provexis. Krijn Rietveld, Senior Vice President New Business Development at DSM Nutritional Products, has been appointed non-executive director of the company.

Provexis' lead product is Fruitflow®, a bioactive, patented extract from tomatoes that improves the blood flow which is important in maintaining a healthy heart and cardiovascular system. Fruitflow® has already attracted substantial interest from world leading food manufacturers, including Unilever and The Coca Cola Company. Provexis also has other products and technologies in development that are of strategic interest to DSM.

Krijn Rietveld comments: "We are proud to be shareholder of Provexis. Their ingredients pipeline has valuable health benefits and attractive market potential in line with DSM's ambition levels. Their professional approach in attracting, developing and licensing interesting technologies is key to succeed in this competitive environment."

Stephen Moon, Chief Executive Officer of Provexis plc, said: "We welcome DSM as a strategic shareholder in our company while we continue to strengthen the technical capability of the business in line with our strategy. We expect DSM to become a valuable shareholder of our company, with their extensive knowledge of both products and the market."

This investment brings the total number of current company participations of DSM Venturing to twenty. Venturing forms an integral part of DSM's open innovation approach, focused on teaming up with innovative players all over the world. The company has earmarked up to EUR 200 million for venturing investments until 2012.

DSM Venturing

DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

47E

Heerlen (NL) / Shanghai (PRC), 3 September 2008

DSM inaugurates Akulon® PA6 polymer plant in China

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces the inauguration of its new polymer plant in Jiangyin (Jiangsu province, China). The plant produces high viscosity grades of Akulon® polyamide 6 (PA6) aimed at the fast growing high end food packaging market in Asia. Construction of the plant, which was announced in September 2006, involved several tens of millions of USD.

Mr. Zhu Min Yang, Secretary to the Communist Party Committee of Jiangyin City, as well as other government officials and guests, attended the ceremony along with Jos Goessens, President of DSM Engineering Plastics, Jiang Wei Ming, President of DSM China, and other senior members of DSM Engineering Plastics Asia Pacific.

China is very important in DSM's strategy *Vision 2010 – Building on Strengths.* It is one of the key growth countries where significant investments are being made and in 2007 DSM raised its sales target for China in 2010 from USD 1.0 billion to USD 1.5 billion. This first Akulon® PA6 polymerization plant for DSM in China significantly supports the increasing demand for polyamide 6 in the region, and also contributes to the development of the fast growing food packaging industry in China and Asia-Pacific.

Jiangyin has been the main production site for DSM Engineering Plastics in Asia for the past ten years. As demand from customers in both China and the rest of Asia has grown rapidly in recent years, DSM announced in November 2007 to expand the engineering plastics compounding capacity by 50%. This increase is to be operational towards the end of 2008. DSM also operates a Regional Development & Support Center at the Jiangyin site.

The new plant for Akulon® PA6 uses leading technology and is equipped with best-in-class safety, health and environment compliance systems. The facility design allows for additional capacity expansion to accommodate further growth in demand in the future. This new polymer facility makes DSM the only company to produce the entire PA6 chain, including caprolactam, polymer and compounded products in China.

Roelof Westerbeek, President of DSM Engineering Plastics Asia Pacific, said: *"This polymerization plant shows our commitment to China. It brings global technology to the country and offers service levels in China that are expected by our customers. This plant reaffirms our strong confidence in China and it helps achieve DSM's ambitious growth targets in this country."*

Jos Goessens, President of DSM Engineering Plastics, added: *"Jiangyin has provided us with highly educated, motivated and talented people, as well as its long history as an industrial base and logistic centre including the support of the local government agencies. The depth of talent in this area has been shown by the exemplary way that the project has been executed, with a highly commendable safety record, and good plant start up. We are very confident that DSM will continue to grow in the Yangzi Delta region and all of China, as a key supplier to producers of high value added products in food packaging and molded products industries."*

Akulon® Polyamide 6 (PA6) is a thermoplastic with outstanding mechanical properties over a wide temperature range used in various every day applications such as automotive, luggage, sports, electronics, packaging films, lighting and furniture. Caprolactam, produced by DSM Polymer Intermediates, is the raw material for PA6, which gives DSM a unique position as an integrated producer of the material. As a replacement of metal in various applications, Akulon® PA6 can offer weight reduction to for instance the automotive industry, resulting in fewer CO_2-emissions.

DSM Engineering Plastics
DSM Engineering Plastics is a Business Group in the Performance Materials cluster of DSM, with sales in 2007 of EUR 839 million and approximately 1,550 employees worldwide. It is one of the world's leading suppliers of engineering thermoplastics offering a broad portfolio of high performance products including Stanyl® high performance polyamide and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate, Yparex® extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. With Stanyl®, it is the global market leader in high heat polyamides.

Akulon®, Arnite®, Arnitel®, Stanyl®, Xantar® and Yparex® are registered trademarks of Royal DSM N.V.

DSM – the Life Sciences and Materials Sciences company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information please contact:

DSM Corporate Communications
Herman Betten
Tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END